UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:
June 30, 2025

024-12347
(Commission File Number)

ENERGEA PORTFOLIO 2 LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Page i

Page ii

Caution Regarding Forward-Looking Statements

We make statements in this Semi-Annual Report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•       our ability to effectively deploy the proceeds raised from the Offering;

•       ability to attract and retain Investors on the Platform;

•       risks associated with breaches of our data security;

•       public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•       climate change and natural disasters that could adversely affect our Projects and our business;

•       changes in economic conditions generally and the renewable energy and securities markets specifically;

•       limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects and Loans;

•       our failure to obtain necessary outside financing;

•       risks associated with derivatives or hedging activity;

•       intense competition in Brazilian renewable energy markets that may limit our ability to attract or retain Subscribers (as defined below);

•       defaults under Supporting Contracts (see "Summary of Supporting Contracts" in the Offering Circular);

•       increased interest rates and/or operating costs;

•       the risk associated with potential breach or expiration of a ground lease, if any;

•       our failure to successfully construct, interconnect, operate or maintain the Projects;

•       inability of a Borrower to make payments on a Loan;

•       the failure of Projects and Loans to yield anticipated results;

•       exposure to liability relating to environmental and health and safety matters;

•       our level of debt and the terms and limitations imposed on us by our debt agreements;

•       our General Partner's ability to retain executive officers and other key personnel;

•       the ability of our General Partner to source, originate and service our Projects and Loans;

•       the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

•       regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and SEC guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act");

•       changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or Borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•       our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our General Partner;

•       our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

•       changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, including, without limitation, those named above and those named under "Risk Factors", the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Our Business

Energea Portfolio 2 LP (the "Company") is a limited partnership organized under the laws of Delaware. The Company has elected to be taxed as a "C" corporation for United States federal and state income tax purposes. The Company's day-to-day operations are managed by Energea Global LLC (the "General Partner").

The Company was created to invest in the acquisition, development, and operation of solar energy projects in Brazil (each a "Project"). The Projects will be rented to groups of households and businesses (which we collectively refer to as "Subscribers") for monthly payments based on the amount of electricity produced by the Project and credited to them. The Company may also lend money to Development Companies (which we collectively refer to as "Borrowers") and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan").

To date, the Projects have produced a stable and predictable stream of cash flow from Subscribers paying their monthly energy bills. As the Company earns revenue from the sale of energy to Subscribers and receives interest payments on Loans and/or Company Investments, it uses the revenue to pay for operating expenses (see "Our Operating Costs and Expenses" in the Offering Circular) and distributes the remaining cash to the holders of our Class A Investor Shares (our "Investors"), our Reg D Investors (as such term is defined herein and together with the Investors, the "Preferred Equity Investors") and the holders of our Common Shares (which is currently the General Partner). See "Company Operations and Other Matters" in the Offering Circular. To date, the Company has not issued any Loans to Borrowers.

Projects are owned by special-purpose entities (each, a "SPE"). Each SPE is organized as a Brazilian Limitada or Ltda, the Brazilian equivalent of a U.S. limited liability company. Under Brazilian law, the assets and liabilities of a Ltda are distinct. Thus, the liabilities of Projects held in one SPE will not affect the assets of another Project held in a different SPE.

Description of Property

The only property owned by the Company are the Projects. To date, the Company has not issued any Loans.

Projects Acquired

As of the date of this Semi-Annual Report the Company had acquired a total of 23 Projects.

Project Name	Entity Name	Project Size (AC)	Acquisition Date	Amount Invested*
Salinas	Project Salinas Geração S.A.	5.0 MW	4/15/19	$265,148
Itaguai III	Energea Itaguai III Aluguel de Equipamentos e Manutenção Ltda.	1.0 MW	3/6/20	$35,707
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	10/12/20	$2,536,004
Pedrinopolis	Energea Pedrinopolis Ltda.	2.3 MW	5/21/21	$118
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	10/1/21	$4,574,848
Divinópolis III	Energea Divinopolis Ltda.	2.3 MW	12/23/21	$3,055,486
Araxa I	Energea Araxa I Ltda	2.5 MW	12/23/21	$314,926
Araxa II	Energea Araxa II Ltda	2.5 MW	12/23/21	$315,470
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	1/4/22	$4,220,712
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	9/9/22	$2,288,099
Diamantina II	Energea Diamantina II Ltda	2.5 MW	10/17/22	$133,417
Formiga I	Energea Formiga I Ltda	2.5 MW	10/17/22	$201,778
Formiga II	Energea Formiga II Ltda	1.5 MW	10/17/22	$73,236
Naque	Energea Naque Ltda	1.5 MW	10/17/22	$123,330
Micros I	Energea Micros I Ltda	1.1 MW	12/29/22	$1,037,215
Itabapoana	Energea Itabapoana Ltda	2.5 MW	12/29/22	$94,590
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	2.5 MW	4/12/23	$168,898
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	4/12/23	$95,567
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	4/12/23	$73,611
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	4/17/23	$95,833
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	5/24/23	$155,176
Iguatama II	Energea Iguatama II Ltda	2.5 MW	12/20/24	$1,892,794
Micros II	Energea Micros II Ltda	750kW	11/11/24	$456,388
	TOTAL			$22,208,351
* as of June 30, 2025

Projects Sold

As of the date of this Semi-Annual Report, the Company has sold 10 Projects.

Project Name	Entity Name	Project Size (AC)	Date Sold	Sale Price Net of Taxes
Salinas	Project Salinas Geracao S.A.	5.0 MW	05/11/2021	$147,717
Pedrinopolis	Energea Pedrinopolis Ltda.	2.3 MW	05/11/2021	$150,379
Itaguai III	Energea Itaguai III Aluguel de Equipamentos e Manutencao Ltda.	1.0 MW	05/19/2021	$44,408
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	06/06/2023	$136,029
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	06/06/2023	$124,925
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	06/06/2023	$126,224
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	06/06/2023	$93,427
Formiga II	Energea Formiga II Ltda	1.5 MW	06/06/2023	$100,344
Naque	Energea Naque Ltda	1.5 MW	06/06/2023	$178,011
Itabapoana	Energea Itabapoana Ltda	2.5 MW	06/06/2023	$133,061
	TOTAL			$1,234,525

Projects Owned

As of the date of this Semi-Annual Report, the Company holds 13 Projects. The table below lists the total amount the Company invested into each Project and the estimated Project cost. Please refer to the links in the column labeled "Form 1-U" for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.

Project Name	Entity Name	Project Size (AC)	Estimated Projected Cost	Amount Invested*	Form 1-U
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	$2,536,004	$2,536,004	Link
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	$4,574,848	$4,574,848	Link
Divinopolis III	Energea Divinopolis Ltda.	2.3 MW	$3,198,961	$3,055,486	Link
Araxa I	Energea Araxa I Ltda	2.5 MW	$324,291	$314,926	Link
Araxa II	Energea Araxa II Ltda	2.5 MW	$328,767	$315,470	Link
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	$2,915,386	$2,288,099	Link
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	$4,312,924	$4,220,712	Link
Micros I	Energea Micros I Ltda	1.1 MW	$1,040,946	$1,037,215	Link
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	2.5 MW	$203,303	$168,898	TBD
Diamantina II	Energea Diamantina II Ltda	2.5 MW	$152,090	$133,417	TBD
Formiga I	Energea Formiga I Ltda	2.5 MW	$211,255	$201,778	TBD
Iguatama II	Energea Iguatama II Ltda	2.5 MW	$1,955,102	$1,892,794	Link
Micros II	Energea Micros II Ltda	750kW	$604,181	$456,388	Link
	TOTAL		$22,358,058	$21,196,035
* as of June 30, 2025

Item 1. Management Discussion and Analysis of Financial Condition and Result of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semi-Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see "Caution Regarding Forward-Looking Statements" and "Risk Factors" in our Offering Circular). Unless otherwise indicated, the latest results discussed below are as of June 30, 2025.

Summary of Key Accounting Policies

Investments

For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment

The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

•       Indicators of impairment - Consider whether indicators of impairment are present.

•       Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

•       Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset exceeds its fair value.

Revenue Recognition

The company follows ASC 606 guidelines for revenue recognition. To apply this principle, the standard establishes five key steps:

•       Step 1: Recognize the contract with the customer

•       Step 2: Specify performance obligations

•       Step 3: Establish transaction price

•       Step 4: Allocate transaction price to performance obligations

•       Step 5: Recognize revenue

Market Outlook and Recent Trends

The Brazilian solar market is expected to continue growing steadily through 2025 and 2026, with total installed capacity likely to exceed 50 gigawatts by the end of the period. Growth is driven primarily by the distributed solar segment (the segment the Company participates in), which represents more than 60 percent of national capacity and continues to benefit from high retail electricity rates and favorable economics for Subscribers. While the implementation of Law 14.300 has introduced a phased-in network usage fee for new distributed solar projects, the grandfathering of legacy projects and continued demand in the commercial and agricultural sectors are expected to sustain momentum. To date, all of the Projects owned by the Company have been grandfathered into the previous framework which minimizes network usage fees.

In the utility-scale segment, the shift from government auctions to private bilateral contracts is accelerating. Corporate offtake agreements-particularly in sectors such as agribusiness and retail-are now the dominant driver of new project development, supported by the ongoing expansion of Brazil's deregulated energy market. At the same time, financing sources have diversified, with green debentures, private credit, and international capital increasingly supplementing traditional development bank funding.

Challenges include transmission constraints in solar-intensive regions and continued exposure to currency volatility. Despite these headwinds, Brazil remains one of the most resilient solar markets in Latin America, with a maturing regulatory framework, improving access to capital, and growing corporate demand supporting its medium-term outlook.

Calculating Distributions

The Company intends to make distributions monthly, to the extent the General Partner, in its discretion, determines that cash flow is available for distributions and in a manner consistent with the Authorizing Resolutions. Any other distributions shall be made pursuant to the terms of the LP Agreement which gives the General Partner broad discretion whether to make any distributions. To date, the Company has not made a profit, although it has had distributable cash flow. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

Sources of Distributable Cash Flow

•       Net income received from the Projects

•       Interest payments received from the Borrowers

•       Interest payments received from Company Investments

•       Net Proceeds from Capital Transactions
o   Originates from the sale or refinancing of Projects
o   Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment

•       Liquidated Damages from Construction Agreements
o   Penalties paid by EPC Contractors when Projects are delivered behind schedule
o   Liquidated Damages are not booked as revenue but are considered distributable cash flow

When the Company has distributable cash flow and the General Partner determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions

Distributable cash flow, if any, is distributed to the Preferred Equity Investors, on a pari passu basis, and the General Partner in the following order of priority:

•       First, the Preferred Return;

•       Thereafter, any additional cash flow shall be distributed 70% to Preferred Equity Investors and the Carried Interest to the General Partner.

Calculation of Preferred Return

The General Partner discounts each month of Estimated NOI (see "Price of Class A Investor Shares" in the Offering Circular) by the same discount rate until the cash flow results in an internal rate of return ("IRR") of 7% ("Adjusted NOI").  The IRR is calculated using the XIRR function and is based upon the price an Investor paid per Class A Investor Share. The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their Preferred Return prior to any Carried Interest being paid. The IRR is calculated based upon the price an Investor paid per Class A Investor Share, and not on any revenue or profit achieved by the Company. To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has no current or accumulated earnings and profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares.

Calculation of Carried Interest

If the General Partner determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive their Preferred Return), the General Partner will receive a Carried Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) will be divided between the General Partner and the Preferred Equity Investors where the General Partner will get 30% of the excess and Preferred Equity Investors will get 70% of the excess.

Distributions

Provided we have distributable cash flow (see "Sources of Distributable Cash Flow"), we will authorize and declare distributions based on the Projects' net income, interest paid on Loans and interest earned on Company Investments during the preceding month minus any amounts held back for reserves.

While we are under no obligation to do so, our General Partner may declare other periodic distributions as circumstances dictate.

To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has no current or accumulated earning and profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits in the future, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.
Please note that in some cases, Investors have cancelled their purchase of Class A Investor Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed. Thus, all figures below are subject to change.

Below is a table depicting the fees paid and distributions made from the Company since inception. Note that whenever the table shows that the General Partner has received its Carried Interest, the Investors have received their full Preferred Return, as defined in "Allocations of Distributions". In those cases where the General Partner does not receive its Carried Interest, distributions were not sufficient to distribute to Investors their Preferred Return.

Distribution Date	Distributable Cash Flow	Preferred Return	Additional Cash Flow (70%)	Carried Interest* (30%)	Class A Investor Distributions**	Cash on Cash Yield***
5/20/21	137,235.23	50,103.18	82,716.23	4,415.82	132,819.41	20.18%
6/24/21	34,398.08	11,331.28	22,183.64	883.16	33,514.92	2.99%
7/24/21	33,961.13	8,663.79	24,414.18	883.16	33,077.97	2.74%
8/26/21	20,320.88	6,615.89	12,821.83	883.16	19,437.72	1.40%
9/23/21	20,320.79	6,829.13	12,608.50	883.16	19,437.63	1.27%
10/27/21	20,320.80	6,951.10	12,486.54	883.16	19,437.64	1.09%
11/30/21	20,320.80	7,054.00	12,383.64	883.16	19,437.64	1.02%
12/24/21	18,977.20	13,651.91	5,325.29	0.00	18,977.20	0.84%
2021 Total	$305,854.91	$111,200.28	$184,939.85	$9,714.78	$296,140.13	31.53%
1/26/22	10,973.59	3,316.66	5,890.61	1,766.32	9,207.27	0.32%
2/24/22	8,787.12	3,020.41	4,883.55	883.16	7,903.96	0.27%
3/29/22	9,860.27	3,957.94	5,019.17	883.16	8,977.11	0.28%
4/29/22	7,068.65	3,351.29	3,717.36	0.00	7,068.65	0.22%
5/31/22	7,068.14	2,992.40	4,075.74	0.00	7,068.14	0.21%
6/30/22	24,999.75	10,725.17	14,274.58	0.00	24,999.75	0.68%
7/29/22	25,000.10	6,134.70	18,865.40	0.00	25,000.10	0.66%
8/27/22	24,073.19	20,127.59	3,156.48	789.12	23,284.07	0.56%
9/27/22	23,677.18	10,506.53	10,536.52	2,634.13	21,043.05	0.48%
10/27/22	23,774.37	10,254.62	10,815.80	2,703.95	21,070.42	0.72%
11/29/22	33,759.97	14,656.27	15,282.96	3,820.74	29,939.23	0.44%
12/28/22	27,897.02	12,302.77	12,475.40	3,118.85	24,778.17	0.70%
2022 Total	$226,939.35	$101,346.35	$108,993.57	$16,599.43	$210,339.92	5.54%
1/27/23	23,705.24	10,855.76	11,623.77	1,225.71	22,479.53	0.39%
2/24/23	28,739.48	12,192.29	13,072.28	3,474.91	25,264.57	0.41%
3/27/23	33,687.38	15,314.18	15,617.22	2,755.98	30,931.40	0.48%
4/28/23	33,709.20	15,474.53	15,499.47	2,735.20	30,974.00	0.44%
5/30/23	35,708.77	16,432.24	16,385.05	2,891.48	32,817.29	0.43%
6/26/23	43,709.57	20,252.44	19,938.56	3,518.57	40,191.00	0.48%
7/25/23	98,709.19	45,896.06	44,891.16	7,921.97	90,787.22	0.95%
8/28/23	33,708.43	15,668.70	15,333.77	2,705.96	31,002.47	0.31%
9/27/23	85,715.70	41,000.83	38,007.64	6,707.23	79,008.47	0.76%
10/27/23	88,636.35	35,620.88	45,063.15	7,952.32	80,684.03	0.72%
11/24/23	83,704.70	40,601.46	36,637.08	6,466.16	77,238.54	0.67%
12/26/23	79,097.93	38,374.75	34,613.45	6,109.73	72,988.20	0.59%
2023 Total	$668,831.94	$307,684.12	$306,682.60	$54,465.22	$614,366.72	6.63%
1/26/24	57,055.87	26,770.27	25,742.36	4,543.11	52,512.63	0.41%
2/27/24	58,167.84	34,041.33	22,678.83	1,447.68	56,720.16	0.41%
3/26/24	67,053.57	32,587.99	32,397.48	2,068.10	64,985.47	0.46%
4/26/24	50,056.17	25,750.84	24,305.33	0.00	50,056.17	0.35%
5/24/24	50,361.60	26,356.09	24,005.48	0.00	50,361.57	0.34%
6/27/24	52,259.23	24,629.08	24,314.24	3,315.62	48,943.32	0.32%
7/26/24	72,671.64	37,364.11	35,306.85	0.00	72,670.96	0.47%
8/26/24	111,083.25	55,830.45	50,252.39	5,000.00	106,082.84	0.61%
9/27/24	112,739.23	53,582.40	50,282.70	8,873.52	103,865.10	0.57%
10/28/24	122,722.56	65,708.06	39,889.80	17,104.35	105,597.86	0.50%
11/26/24	131,924.48	68,088.72	55,506.92	8,298.65	123,595.64	0.57%
12/24/24	137,163.19	75,732.81	59,884.78	1,535.76	135,617.59	0.62%
2024 Total	$1,023,258.63	$526,442.15	$444,567.16	$52,186.79	$971,009.31	5.63%
1/24/25	92,252.30	54,300.15	37,952.14	0.00	92,252.30	0.41%
2/25/25	100,850.44	63,545.60	37,304.84	0.00	100,850.44	0.39%
3/27/25	100,000.00	67,246.88	32,753.12	0.00	100,000.00	0.37%
4/24/25	130,000.00	85,438.11	44,561.89	0.00	130,000.00	0.47%
5/23/25	127,195.89	84,823.22	42,372.66	0.00	127,195.89	0.43%
6/23/25	124,883.80	82,786.87	42,096.93	0.00	124,883.80	0.41%
7/29/25	145,803.72	98,210.93	47,592.79	0.00	145,803.72	0.45%
8/26/25	158,672.26	107,478.77	51,193.49	0.00	158,672.26	0.49%
2025 Total	$979,658.41	$643,830.54	$335,827.87	$0.00	$979,658.41	3.42%
TOTAL	$3,204,543.23	$1,690,503.44	$1,386,073.57	$127,966.22	$3,071,577.01	52.75%

*Note: The General Partner reserves the right to reduce its Management Fees and/or Carried Interest payments for any reason or to protect the desired cash yield to Investors. For more information regarding the Management Fees and Carried Interest paid to our General Partner, see "Compensation of General Partner" in the Offering Circular.

**Note: Class A Investor distributions are equal to the Preferred Return plus any additional cash flow, please see "Calculating Distributions".

***Note: Monthly cash-on-cash yield values are calculated by dividing the Investor Distributions amount by the total cost basis of all outstanding shares at the time the distribution is issued. Year-end cash-on-cash yields are calculated by summing all monthly cash-on-cash yields for the respective year.

Past Operating Results

During the first half of 2025, the Company achieved solid growth in assets and revenue while strategically investing in its Portfolio to support long-term expansion. Although the semi-annual period resulted in a net loss, the increase in project activity and higher operating income demonstrate continued progress in building a stronger financial foundation and positioning the Company for future profitability.

Operating Results for the Semi-Annual Period ended June 30, 2025 and 2024

As of June 30, 2025 and December 31, 2024 the Company reported total assets of $30,598,072 and $25,649,364, respectively, consisting of cash on hand of $8,938,506 and $4,593,375, respectively, property and equipment net of depreciation of $20,559,037and $19,417,432, respectively, other current assets of $103,978 and $375,914, respectively, and non-current assets of $996,551 and $1,262,643, respectively. Total liabilities and partners' equity were $30,598,072 and $25,649,364, respectively, with liabilities of $5,727,141 and $7,844,317, respectively, and equity owned by the investors of $24,870,931 and $17,805,047.

For the semi-annual period ended June 30, 2025 and June 30, 2024, the Company generated revenue of $627,120 and $323,008, respectively, and total portfolio operating expenses of $328,460 and $172,263, respectively, which included professional fees, software subscriptions, depreciation, and other general and administrative costs. Project-level operating expenses were $447,081 and $180,583, respectively, covering professional fees, travel, depreciation, insurance, operations and maintenance, and other administrative items. The Company also recorded other income and expenses of ($316,790) and ($284,138), respectively, resulting in a net loss of $465,211 and $313,976.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering (or other concurrent offerings), it might make up the shortfall through borrowing. The General Partner will make this decision on an as-needed basis.

On October 5, 2020, the Company entered into a third-party Credit Agreement with Lattice Energea Global Revolver I, LLC ("Lender"), which is unaffiliated with the General Partner. This Agreement extends up to $5,000,000 of credit to the Company which can be used to construct Projects. After construction, the amounts owed convert into long-term project finance for a 10-year term. As of June 30, 2025 the Company's outstanding balance under the line of credit is $4,430,649.

On December 22, 2023, the parties amended the above described Credit Agreement to release the General Partner and establish the Company as the sole borrower. This included certain underlying Projects as collateral: Iguatama, Pedra do Indaiá, Divinopolis II, Divinopolis III, and Micros I.

Since the interest rate on this loan is lower than the anticipated IRR of the Projects, we expect this loan to lever returns to Investors while providing liquidity necessary to accelerate through construction to achieve distributions to Investors faster.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and to issue Loans and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the General Partner and from undistributed funds from our operations. As of June 30, 2025, the Company had $8,938,506 of cash on hand and equivalents, which will be used to complete the acquisition of new Projects approved by the Investment Committee, issuance of new Loans, and short-term investments.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 2. Other Information

On June 3, 2025, the Company filed a Form 1-U (found here) disclosing the conversion of Energea Portfolio 2 LLC to Energea Portfolio 2 LP and related updates to our governing documents. This filing was accompanied by a corresponding supplement to our Offering Circular filed pursuant to Rule 253(g)(2), which is publicly available on the SEC's website.

Item 3. Consolidated Financial Statements

Consolidated Balance Sheet

June 30, 2025 and December 31, 2024
	As of 06/30/25	As of 12/31/24
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$ 8,938,506	$ 4,593,375
Accounts receivable	823	98,658
Prepaid expenses and other current assets	103,155	277,256
Total current assets	9,042,484	4,969,289

Property and equipment:
Property and equipment	14,261,573	14,176,612
Construction in progress	6,934,463	5,638,740
Total property and equipment	21,196,036	19,815,352
Less accumulated depreciation	(636,999)	(397,920)
Total property and equipment, net	20,559,037	19,417,432

Other noncurrent assets:
Operating lease right-of-use assets	996,551	1,262,643
Total other noncurrent assets	996,551	1,262,643

Total assets	$ 30,598,072	$ 25,649,364

Liabilities and partners'/members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 196,442	$ 1,962,757
Operating lease liabilities, current portion	5,458	5,845
Due to related party	29,253	28,306
Line of credit note payable, current portion	112,270	105,614
Total current liabilities	343,423	2,102,522

Non-current liabilities:
Operating lease liabilities, long-term portion	1,065,339	1,365,566
Line of credit note payable, long-term portion	4,318,379	4,376,229
Total noncurrent liabilities	5,383,718	5,741,795

Total liabilities	5,727,141	7,844,317

Partners'/members' equity:
Total shares and accumulated deficit	25,511,124	18,330,479
Total accumulated other comprehensive loss	(640,193)	(525,432)

Total partners'/members' equity	24,870,931	17,805,047

Total liabilities and partners'/members' equity	$ 30,598,072	$ 25,649,364

Consolidated Statement of Operations

For the years periods ending June 30, 2025 and June 30, 2024

	As of 06/30/25	As of 06/30/24
	Unaudited	Unaudited

Revenue	$ 627,120	$ 323,008

Projects operating expenses:
Professional fees	5,174	431
Credit management	1,740	-
Depreciation	215,968	73,026
Insurance	16,421	8,063
Land rental	53,093	19,550
Operation and maintenance	84,112	65,664
Other projects operating expenses	70,573	13,849
Total projects operating expenses	447,081	180,583

Portfolio operating expenses:
Professional fees	27,925	114,325
Depreciation	23,111	11,317
Advertising and marketing	-	2,500
Management fees	268,685	35,529
Regulatory	1,370	1,860
Other general and administrative expenses	7,369	6,732
Total portfolio operating expenses	328,460	172,263

Loss from operations	(148,421)	(29,838)

Other income/(expense):
Amortization of Intangible asset	(58)	-
Realized foreign currency loss/(gain)	(5,021)	583
Interest income	101,123	10,326
Interest expense	(303,687)	(241,305)
Taxes	(101,115)	(53,309)
Net miscellaneous income/(expense)	(8,032)	(433)
Total other income/(expense)	(316,790)	(284,138)

Net loss	(465,211)	(313,976)

Other comprehensive loss:
Unrealized foreign currency exchange loss	(114,578)	(26,827)

Comprehensive loss	$ (579,789)	$ (340,803)

Consolidated Statement of Changes in Members' Equity

						Accumulated Other
	Common Shares		Investor Shares		Accumulated	Comprehensive	Total Members'/
	Shares	Amount	Shares	Amount	Deficit	Loss	Partners' Equity

Members' equity, January 01, 2024	1,000,000	-	14,861,827	12,273,142	(1,752,678)	(277,131)	10,243,333

Issuance of investor shares - Net of Stock Issuance Costs of $82,222	-	-	10,235,239	9,500,731	-	-	9,500,731
Non-dividend distributions	-	-	-	-	(971,009)	-	(971,009)
Net loss	-	-	-	-	(713,318)	-	(713,318)
Cumulative translation adjustment (CTA)		-	-	-	(6,389)	-	(6,389)
Unrealized foreign currency translation loss	-	-	-	-	-	(248,301)	(248,301)

Members' equity, December 31, 2024	1,000,000	$ -	25,097,066	$ 21,773,873	$ (3,443,394)	$ (525,432)	$ 17,805,047

Issuance of investor shares - Net of Stock Issuance Costs of $1,040,522	-	-	9,472,795	8,320,853	-	-	8,320,853
Non-dividend distributions	-	-	-	-	(675,180)	-	(675,180)
Net loss	-	-	-	-	(465,211)	-	(465,211)
Cumulative translation adjustment (CTA)		-	-	-	183	-	183
Unrealized foreign currency translation loss	-	-	-	-	-	(114,761)	(114,761)

Conversion from LLC to LP - June 03,2025	-	-	-	-	-	-	-

Partners' equity, June 30, 2025	1,000,000	$ -	34,569,861	$ 30,094,726	$ (4,583,602)	$ (640,193)	$ 24,870,931

Consolidated Statements of Cash Flows

	As of 06/30/25	As of 06/30/24
	Unaudited	Unaudited

Cash flows from operating activities:
Net loss	$ (465,211)	$ (313,976)
Depreciation	239,079	84,343
Non-cash gain on lease termination/(lease expense)	(27,477)	54,544
Changes in assets and liabilities:
Accounts receivable	97,835	(11,390)
Prepaid expenses and other current assets	174,101	367,551
Loan receivable interest added to principal	-	(7,556)
Accounts payable and accrued expenses	(1,766,315)	(448,930)
Due from related party	-	160,385
Due to related party	945	7,554
Total cash flows from operating activities	(1,747,043)	(107,475)

Cash flows from investing activities:
Purchase of property and equipment	(1,380,684)	(2,287,100)
Total cash flows from investing activities	(1,380,684)	(2,287,100)

Cash flows from financing activities:
Net (repayments)/advances on note payable	(58,237)	(143,074)
Issuance of investor shares	8,320,853	2,652,243
Non-dividend distribution	(675,180)	(323,579)
Total cash flows from financing activities	7,587,436	2,185,590

Effect of exchange rate changes on cash	(114,578)	(149,556)

Increase/(decrease) in cash and cash equivalents	4,345,131	(358,541)

Cash at the beginning of the period	4,593,375	470,153

Cash at the end of the period	$ 8,938,506	$ 111,612

Supplemental disclosure of non-cash activities:
Operating lease right-of-use asset obtained in exchange for new operating lease liability	$ (284,083)	$ 226,470

Notes To Consolidated Financial Statements

June 30, 2025 and December 31, 2024

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 2 LP (the "Company"), formerly known as Energea Portfolio 2 LLC is a Delaware Limited Liability Corporation formed to develop, own, and manage a portfolio of renewable energy projects in Brazil. The consolidated financial statements include the accounts of Energea Portfolio 2 LLC and its wholly owned Brazilian single purpose entities ("SPEs"): Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda; Energea Iguatama II Ltda; Energea Pedra do Indaia Ltda; Energea Araxá I Ltda; Energea Araxá II Ltda; and Energea Divinopolis II Ltda, Energea Divinopolis III Ltda, Energea Formiga I Ltda, Energea Diamantina II Ltda, Energea Micros I Ltda, Energea Micros II Ltda; Energea Corumbaiba Ltda and Energea Aparecida do Taboado II Ltda. The Company and its day-to-day operations are managed by Energea Global LLC ("General Partner"). The Company commenced operations on January 13, 2020.

Effective June 03, 2025, the Company converted from a Limited Liability Company (LLC) to a Limited Partnership (LP). The conversion was undertaken for alignment of management and ownership structure. As a result of this change, the Company's legal form and ownership structure were modified. However, its classification for U.S. federal income tax purposes remains unchanged, the Company continues to be treated as a corporation. Management has determined that the conversion does not constitute a change in the reporting entity. Accordingly, comparative financial information for periods prior to the conversion has not been restated and reflects operations under the LLC structure.

The Company's activities consist principally of organization and pursuit costs, raising capital, securing investors and project development activity. The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been funded by the issuance of membership interests (prior to conversion). There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated an offering of its Class A Investor Shares (the "prior offering") under Regulation A of the Securities Act of 1933, as amended, to support ongoing project development. As of June 30, 2025, the Company had raised a total of $31,422,894 through this offering. After deducting issuance costs of $1,328,167, net proceeds totaled $30,094,727. Since inception, the Company has distributed $2,767,036 to investors as non-dividend returns of capital.

Basis of presentation

The consolidated financial statements include the accounts of the Company, and its subsidiaries, and have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, as well as wholly owned SPEs. The accounting policies of the Company's SPEs are consistent with the Company's accounting policies and all intercompany transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses of the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Capitalization and investment in project assets

A project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operations and maintenance. During the development phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable project include the following:
  The identification, selection and acquisition of sufficient area required for a project;
  The confirmation of a regional electricity market;
  The confirmation of acceptable electricity resources;
  The confirmation of the potential to interconnect to the electric transmission grid;
  The determination of limited environmental sensitivity; and
  The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the development phase. Once the milestones for development are achieved, a project is moved from the development phase into the engineering and construction phases. Costs incurred in these phases are capitalized as incurred, included within construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs are reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Property and equipment

Property and equipment consist of investments in solar projects. The Company accounts for investments in solar projects under ASC 360. The property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful life of the related assets, which range from 20 to 30 years. Additions, renewals, and betterments that significantly extend the life of the asset are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

The Company reviews long-lived assets for impairment under ASC 360 guidelines, whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable.  During the periods ended June 30, 2025 and December 31, 2024, there was no impairment losses recognized for long-lived assets.

Revenue recognition

To date, all of the SPE's have Equipment Rental Agreements and Operation and Maintenance Service Agreements ("O&M Agreement"). There are currently no land lease agreements. The agreements are with various subscribers who will pay a monthly fee for the renewable energy upon completion of the projects. Projects are considered complete when they are tested, commissioned, interconnected to the grid and capable of producing electricity as designed. The Company recognizes the revenue from both Equipment Rental Agreements and O&M Agreements concurrently using the same revenue recognition procedures when the single invoice is sent to the customer. Therefore, the revenue is not split between the Equipment Rental Agreement and O&M Agreement; instead, it is recognized as a single revenue amount. The agreements are in effect for twenty-five years from the completion date and are expected to have combined gross revenues of $131.876.044 (unaudited) from all projects when operational.

The Company's revenue recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Project Rental Contract
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Comprehensive Loss

US GAAP requires the reporting of "comprehensive loss" within general purpose financial statements. Comprehensive income/(loss) is comprised of two components, net income/(loss) and comprehensive income/(loss). For the periods ended June 30, 2025 and December 31, 2024 the Company had foreign currency exchange losses relating to currency translation from Brazilian real to U.S. dollar reported as other comprehensive loss.

Income taxes

Effective January 1, 2021, the Company has elected to be taxed as a C-Corporation for federal, state, and local income tax reporting purposes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements.  Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposits at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Foreign Currency Exchange Transactions

Purchases of products and services for the Brazilian subsidiaries are transacted in the local currency, Brazilian real (R$), and are recorded in U.S. dollars translated at historical exchange rates prevailing at the time of the transaction. Balances are translated into U.S. dollar using the exchange rates at the respective balance sheet date. Realized exchange gains and losses are included in foreign currency exchange loss on the accompanying consolidated statements of operations and comprehensive loss. Unrealized exchange gains and losses are included in other comprehensive loss on the accompanying consolidated statements of operations and comprehensive loss. Unrealized exchange gains and losses are included in other comprehensive loss in the accompanying consolidated statements of operations and comprehensive loss. For the periods ended June 30, 2025, and December 31, 2024, unrealized translation losses totaled $114,761 and $248,301, respectively. Realized translation losses (gains) for the six-month periods ended June 30, 2025, and June 30, 2024, were $5,021 and $583, respectively.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

In connection with the preparation of the consolidated financial statements, the Company monitored and evaluated subsequent events for the period ended June 30, 2025, through September 30, 2025, the date on which the consolidated financial statements were available to be issued. There are no material subsequent events that require recording or disclosure in the consolidated financial statements.

Note 2 - Construction in Progress

The Company is in the process of developing and constructing renewable energy facilities in Brazil. All project costs subsequent to the development phase are being capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, architectural, legal, permits, developer fees and other costs. The balance of CIP on June 30, 2025 and December 31, 2024 was $6,934,463 and $5,638,740, respectively. The Company expects to incur an additional $1,070,700 of costs to complete the projects that have not yet completed or begun construction which include the projects owned by Energea Corumbaiba, Energea Divinopolis III Ltda and Energea Micros II Ltda.

Note 3 - Property and Equipment

The Company's property and equipment as of June 30, 2025 and December 31, 2024, is outlined in the following roll-forward summary:

	2025	2024

Beginning property and equipment	$ 19,815,352	$ 13,626,838
Additions	1,380,684	6,188,514
Ending property and equipment	21,196,036	19,815,352

Beginning accumulated depreciation	(397,920)	(119,007)
Depreciation expense	(239,079)	(278,913)
Ending accumulated depreciation	(636,999)	(397,920)
Property and equipment, net	$ 20,559,037	$ 19,417,432

Note 4 - Line of Credit Note Payable

In October 2020, the Company, along with its majority member-manager, entered into a revolving credit agreement (the "Agreement") with a debt provider to provide funding for the construction projects in Brazil. The Agreement calls for a line of credit with total availability of $5,000,000 to be used solely to finance the purchase, development, and construction of the three Brazilian projects. Interest is payable in quarterly installments at an annual rate of 15% through the date of term loan conversion and 13% until maturity date of October 5, 2030.

The Company may elect to defer up to 50% of each quarterly interest installment, provided that such deferred interest will be treated as principal and repaid in accordance with the Agreement. The line of credit is secured by a pledge of the Manager's Class A Investor Shares and Common Shares in the Company as well as a fiduciary lien on the assets owned by Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda, Energea Pedra do Indaia Ltda and Energea Divinopolis II Ltda. As of June 30, 2025 and December 31, 2024, the Company hasn't deferred any interest installment or added interest to the principal.

The Company may repay or prepay outstanding revolving notes with prior approval of the lender. In addition, the Company is required to repay outstanding principal with the proceeds of any sales of the projects within ten days following receipt of the sales proceeds, or in the event a project is canceled or unable to be completed.

If any projects have completed construction prior to the line of credit maturity date, the Company may elect to convert the revolving line of credit to a term loan, subject to certain limitations, provided the Company has met all financial covenants and other requirements, as defined. Term loans require quarterly repayments of principal plus interest at 13% per annum, in advance, over a term of ten years.  The company intends to exercise this option, so the line of credit is recorded as long-term on the accompanying consolidated balance sheets.

As of June 30, 2025, and December 31, 2024, the Company's outstanding balance under its line of credit was $4,430,649 and $4,481,843, respectively. Interest incurred during the construction phase is capitalized as construction-in-progress (CIP). As of June 30, 2025, the total capitalized interest amounted to $1,329,039 and is included in property and equipment on the consolidated balance sheet. Interest incurred during the operational phase is expensed as incurred. For the six-month period ended June 30, 2025, the Company recognized loan interest expense of $302,505 in the consolidated statement of operations, compared to $240,105 for the same period in 2024.

Note 5 - Related Party Transactions

The Company has transactions between related companies from time to time. As of June 30, 2025 and December 31, 2024, the Company had payables of $29,252 and $28,306, respectively, to an entity under common ownership. As of the same dates, the Company had no receivables from related entities. These amounts are presented as due to/from related parties on the accompanying consolidated balance sheets.

As of June 30, 2025 and December 31, 2024, the SPE's with operational projects entered into an O&M Agreement with a related party to perform continued maintenance on the projects. The agreement is in effect for ten years from the date of issuance of the Order of Service. The price is fixed based on the size of the project, adjusted on the first (1st) anniversary of the Order of Service, and each anniversary thereafter, in accordance with General Market Price Index. For the six-month periods ended June 30, 2025 and 2024, the Company incurred O&M fees of $21,195 and $38,354, respectively, which were recognized as expense in the consolidated statement of operations. These related party O&M fees are included in total operations and maintenance expenses on the consolidated statement of operations and are not separately presented, as the Company also incurs O&M expenses from unrelated third-party vendors.

As of June 30, 2025, and December 31, 2024, the SPEs with operational projects entered into a 20-year Credit Management Agreement with a related party to manage the Consortium responsible for commercializing project-generated energy. Services include customer onboarding, invoicing, collections, credit control, and reporting. The price is fixed based on the size of the project, adjusted on the first (1st) anniversary of the contract signature, and each anniversary thereafter. For the six-month periods ended June 30, 2025 and 2024, the Company incurred credit management fees of $1,740 and $0, respectively, recognized as expense in the consolidated statement of operations.

Note 6 - Leases

The Company has a land lease for the Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda property with an annual rent of approximately $11,869 expiring in February 2049. The monthly base rent increases each lease year by the General Market Price Index.

A second lease for Energea Iguatama II Ltda property with an annual rent of approximately $24,302 which will expire in July 2047. The monthly base rent increases each lease year by the General Market Price Index

A third lease for the Energea Pedra do Indaiá Ltda with an annual rent of approximately $16,020 which will expire in April 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A fourth lease for the Divinopolis III Ltda property with an annual rent of approximately $19,913 which will expire in June 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A fifth lease for the Energea Araxa I Ltda property with an annual rent of approximately $18,871 which will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A sixth lease for the Energea Araxa II Ltda property with an annual rent of approximately $18,871 which will expire in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A seventh lease for the Energea Corumbaiba Ltda property with an annual rent of approximately $23,516 which will expire in January 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

An eighth lease for the Energea Divinopolis II Ltda property with an annual rent of approximately $15,667 which will expire in March 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A ninth lease for the Energea Micros I Ltda property with an annual rent of approximately $17,945 which will expire in May 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

A tenth lease for the Energea Micros II Ltda property with an annual rent of approximately $15,618 which will expire in February 2050. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

For the projects under construction, the total land rental costs for the period ended June 30, 2025 and December 31, 2024 were 82,450 and $214,403 respectively, which have been capitalized and included in CIP on the accompanying consolidated balance sheets.

For the operating projects, the total land rental expense for the six-month periods ended June 30, 2025 and 2024 were $53,093 and $19,550 respectively, which have been expensed on the accompanying consolidated statements of operations and comprehensive loss.

The lease costs and other required disclosure as of and for the period ended June 30, 2025 and December 31, 2024 are:

	2025	2024

Operating lease cost	$ 375,366	$ 221,403
Cash paid for amounts in the measurement of lease
liabilities - operating cash flows from operating leases	$ 127,755	$ 234,236
Weighted-average remaining lease term - operating leases	269	275
Weighted-average discount rate - operating leases	17.90%	17.90%

In March 2025, the Company derecognized right-of-use assets and lease liabilities totaling $284,083, reflecting the net impact of early lease terminations for Energea Formiga I Ltda, Energea Diamantina 2, and Energea Aparecida do Taboado 2 Ltda, additions of new leases for Energea Micros II Ltda and Energea Iguatama II Ltda, and lease escalations on existing contracts. These changes affected the operating lease cost for the period, which totaled $375,366, including interest, amortization, and the net effect of lease modifications.

Future lease payments, translated at the exchange rate in effect as of June 30, 2025, are as follows:

2025	$ 91,297
2026	182,595
2027	182,595
2028	182,595
2029	182,595
2030	182,595
Thereafter	3,014,444
Total future undiscounted lease payments	4,018,716
Less interest	(2,947,919)
Lease liabilities	$ 1,070,797

Note 7 - Commitments

The Company has two Engineering, Procurement and Construction ("EPC") contracts for two of the projects with a combined total expected cost of $1,284,215. As of June 30, 2025, $1,191,137 had been incurred under the EPC contracts.

Note 8 - Partners' Equity

On June 03, 2025, the Company converted from a Delaware limited liability company to a Delaware limited partnership and is now governed by the Limited Partnership Agreement of Energea Portfolio 2 LP. This conversion was undertaken to enhance structural flexibility for capital raising and investor participation, including enabling the creation of additional classes of investor shares, supporting the continuation of the ongoing Regulation A offering, and aligning the entity's governance with its long-term growth strategy. In connection with the conversion, the Company retained its election to be treated as a C-corporation for U.S. federal income tax purposes. All outstanding equity interests previously designated as common shares and Class A investor shares were automatically converted into corresponding Common Shares and Class A Investor Shares under the new partnership structure.

As of the date of this report, the Partnership has authorized 2,501,000,000 limited partnership interests (the "Shares"). Of these, 1,000,000 are designated as Common Shares, and 2,500,000,000 are designated as Investor Shares. The Investor Shares, which represent limited partnership interests, are further divided into various classes, as described below.

Common Shares

The Partnership has authorized 1,000,000 Common Shares, all of which were issued and outstanding as of June 30, 2025 and December 31, 2024. These shares are held by Energea Global LLC, the General Partner, and represent its general partnership interest in the Partnership.

Investor Shares

The Partnership has authorized 2,500,000,000 Investor Shares, all of which represent limited partnership interests. Of this amount, 500,000,000 have been designated as Class A Investor Shares. As of June 30, 2025 and December 31, 2024, 34,569,861 and 25,097,066 Class A Investor Shares, respectively, were issued and outstanding.

The remaining 2,000,000,000 Investor Shares have been designated as Class B Investor Shares, Class C Investor Shares, Class D Investor Shares, and Class I Investor Shares. As of June 30, 2025, none of these additional classes of Investor Shares were issued or outstanding.

All shares are uncertificated unless otherwise determined by the General Partner and are governed by the rights, powers, and preferences set forth in the applicable authorizing resolutions referenced in the Limited Partnership Agreement.

Item 4. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on January 13, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1-A2A to the Company's D Company's Form 1-A filed July 2, 2020)

2.2**
Amended and Restated Limited Liability Company Agreement of the Company dated May 3, 2024 (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company's Form 1-A filed May 6, 2024)

2.3**	Authorizing Resolution of the Company dated June 5, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1-A2C to the Company's Form 1-A filed July 2, 2020)
2.4**	Certificate of Conversion from LLC to LP, filed June 3, 2025
2.5**	Limited Partnership Agreement of Energea Portfolio 2 LP, dated June 3, 2025
2.6**	Authorizing Resolution of the Company dated June 3, 2025
3.1**	Redemption Plan (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024)
4.1**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 1-A4A to the Company's Form 1-A filed July 2, 2020)
4.2**	Form of Investment Agreement (updated for LP structure)
4.3**	Form of Auto-Invest Agreement
4.4**	Form of Auto-Reinvestment Agreement
6.1**	Proposed Project Rental Contract for Iguatama Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4B to the Company's Form 1-A filed July 2, 2020)
6.2**	Proposed Operation and Maintenance Agreement for Iguatama Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4C to the Company's Form 1-A filed July 2, 2020)
6.3**	Proposed Project Rental Contract for Salinas Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4D to the Company's Form 1-A filed July 2, 2020)
6.4**	Proposed Operation and Maintenance Agreement for Salinas Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4E to the Company's Form 1-A filed July 2, 2020)
6.5**	Proposed Credit Management Agreement for Energea Brazil (incorporated by reference to the copy thereof filed as Exhibit 4.6 to the Company's Form 1-A filed January 9, 2024)
6.6**	Lattice Credit Agreement amended December 23, 2023 (incorporated by reference to the copy thereof filed as Exhibit 6 to the Company's Form 1-A filed January 9, 2024)
9**	Letter regarding change in certifying accountant, dated as of March 3, 2022
11.1**	Consent of Independent Auditor (Whittlesey PC), dated April 29, 2025
11.2**	Consent of McCarter & English (included in Exhibit 12)
12.1**	Legal opinion of McCarter & English, LLP dated June 4, 2025

** Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chester, State of Connecticut, on September 30, 2025.

Energea Portfolio 2 LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: September 30, 2025